[redacted]

07024540

COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

er
-1050
... /200
Telefax: (212) 266-7235

SEC MAIL RECEIVED PROCESSING
JUN 08 2007
WASH. D.C. 209 SECTION

SEC MAIL RECEIVED PROCESSING
JUN 08 2007
WASH. D.C. 209 SECTION

June 6, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the text of an announcement published on Friday, June 1, 2007, in respect of a change in the aggregate amount of Commerzbank common shares held directly or indirectly by UBS AG. We provide this in accordance with applicable German requirements. This announcement may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President &
Acting General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

dlw 6/20

Commerzbank Aktiengesellschaft · Registered Office: Frankfurt am Main (HRB 32000)
Ust-IdNo: DE 114 103 514
Chairman of the Supervisory Board: Martin Kohlhaussen
Board of Managing Directors: Klaus-Peter Müller, Chairman
Martin Blessing, Wolfgang Hartmann, Achim Kassow,
Bernd Knobloch, Michael Reuther, Eric Strutz, NicholasTeller

DGAP Voting Rights announcement: Commerzbank AG
Release of an announcement according to Article 21 WpHG [German Securities Trading Act] (share)

Commerzbank AG: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

01.06.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On May 31, 2007, UBS AG Zurich, Switzerland, informed us according to article 21 (1) WpHG that the voting rights of UBS AG, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, has exceeded the 3% limit of the voting rights on May 23, 2007 and as of this date amounts to 4,19 % (27.565.456 voting shares).
0,01 % of the voting rights (46.522 voting shares) are attributed to UBS AG, Zurich, Switzerland, pursuant to article 22 (1) 2 WpHG.

END